Exhibit (3)

The Update of the
2011 ECONOMIC AND FINANCIAL DOCUMENT
is available on-line at
the Internet address listed below:

www.mef.gov.it
www.dt.tesoro.it
www.rgs.tesoro.it

2011 ECONOMIC AND FINANCIAL DOCUMENT - UPDATE

Ministero dell'Economia e delle Finanze

Update of the

2011 Economic and Financial Document

Update of the 2011 Economic and

Financial Document

submitted by Prime Minister

Silvio Berlusconi

and

Minister of the Economy and Finance

Giulio Tremonti

To the Cabinet on 22 September, 2011

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

TABLE OF CONTENTS

1.	SUMMARY

2.	THE ECONOMY: THE MACROECONOMIC FRAMEWORK

3.	EU COUNCIL ECONOMIC POLICY RECOMMENDATIONS

TO ITALY

4.	PUBLIC FINANCE

4.1	Key points of the fiscal package

4.2	Public finance framework

4.3	State budget

4.4	Content of the Domestic Stability Pact and of the Convergence Pact

Box	Medium-long-term trends in Italy’s pension system

ALLEGATI

Reports on investment expenditure and relevant multi-year laws (Volume I)

Reports on investment expenditure and relevant multi-year laws (Volume II)

TABLES

Table 1	Public finance indicators

Table 2	Macroeconomic framework

Table 3	Impact of Law 111/2011 and of Law 148/2011 on general government net borrowing

Table 4	Breakdown of stabilisation measures by subsectors

Table 5	Impact of Law 111/2011 (confirming Decree Law 98/2011) on key sectors affected

Table 6	Impact of Law 148/2011 (confirming Decree Law 138/2011) on key sectors affected

Table 7	General government accounts at unchanged legislation

Table 8	Updated synoptic outline of public finance

Table 9	One-off measures

Table 10	Cyclically adjusted budget

Table 11	2012-2014 State budget

Table 12	Contribution of local authorities to the fiscal package

MINISTERO DELL’ECONOMIA E DELLE FINANZE	III

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

1.	SUMMARY

On September 14, Parliament adopted Decree Law No. 138 of August 13, 2011, , confirmed into Law No. 148/2011, on fiscal correction measures aimed at balancing the budget of general government by 2013. This means that commitments undertaken at EU level and set out by Italy in the relevant programme will be achieved a year earlier.

More specifically, in the Economic and Financial Document (DEF) submitted by the Government last April and adopted by Parliament in May, Italy committed itself to meeting the medium-term objective of balancing the budget by 2014. This is to be achieved through a fiscal package of about 2.3 percentage points of GDP over the 2013-2014 period, equivalent to a structural balance adjustment of 0.8 percentage points a year over the 2012-2014 period. Hence, the Government agreed the adjustment package set out in the DEF through the adoption of Decree Law No. 98/2011, later confirmed into Law No. 111/2011 introducing a €48 billion fiscal correction in net cumulative terms.

At the EU summit of July 21, during which the Italian programme was adopted, the Council reaffirmed its commitment to take the necessary steps to ensure financial stabilisation of the euro area and its member states and to strengthen convergence, competitiveness and governance of the euro area.

In mid August, with tensions resurfacing on financial markets and widening spreads on Italian bonds compared to those of other European countries, the Government agreed an additional package, through the adoption of Decree Law No. 138/2011 which, supplemented by a substantial amendment, raised the overall correction to €59.8 billion in cumulative terms, equal to approximately 3.5 per cent of GDP.

Compared to the DEF estimates, the macroeconomic scenario now looks weaker, as a result both of the slowdown of the world economy and the impact of its repercussions on the domestic situation. According to the growth estimates in this Update, GDP is expected to grow by 0.7 per cent in 2011, 0.6 per cent in 2012, 0.9 per cent in 2013 and 1.2 per cent in 2014. Compared to the DEF submitted in April, forecasts project lower cumulative growth by about 2 percentage points. Similar negative trends are observed in the international economy. In the light of updated macroeconomic forecasts, the overall package adopted by the Government is consistent with meeting the target of a balanced budget by 2013. The European Commission has indeed confirmed that the fiscal package adopted by the Italian Government will achieve a large primary surplus in 2013 which can put the public debt on a stable downward trend.

The financial stabilisation package is designed to contain government spending and increase revenues. On the government spending side, efforts to contain it mainly affect the expenditure of ministries and transfers to local governments, as well as measures to reduce pension expenditure and provisions of public sector employees. The Government is also committed to reforming the tax and welfare systems by 2012. A safeguard clause has been envisaged whereby, if such a reform is not carried through, tax expenditures and welfare benefits shall automatically be reduced by €20 billion cumulatively from 2014 onwards.

It should be noted that the sustainability of the Italian pension system has been further strengthened by the most recent measures, which have introduced more stringent

MINISTERO DELL’ECONOMIA E DELLE FINANZE	1

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

requirements for pension eligibility. The retirement age for women working in the private sector will gradually be increased from 60 to 65 as from 2014 instead of at a later stage, as previously established, with a view to bringing it into line with that of men by 2026. Moreover, the automatic mechanism whereby the retirement age is to reflect changes in life expectancy shall be applied earlier – as of 2013. Other measures concern delaying the ‘window’ mechanism to claim pension benefits and the introduction of caps on pension indexation.

On the revenue side, the package also includes a provision envisaging an ordinary VAT rate increase of one percentage point (additional VAT revenues shall not be used for the purpose of reducing spending cuts but to improve balances) , a reorganisation of taxation on financial income, harsher penalties for tax evaders and higher taxes on energy companies and financial operators as well as new revenues from gaming and excise duties.

The package provides for a number of measures to enhance the economy’s growth potential, including incentives to reduce local authorities’ shareholdings in companies providing public services as well as provisions on administrative simplification for businesses. Delegated powers have also been conferred on the Government to reorganise the distribution of judicial offices on the national territory.

Finally, the Government has started the process of constitutional revision to enshrine in its Constitution a balanced budget rule. As part of the same process, the structural costs of the Government’s machinery shall be cut thanks to a reform envisaging the abolition of provincial authorities.

TABLE 1: PUBLIC FINANCE INDICATORS (as a percentage of GDP)

UPDATED FISCAL SCENARIO	2009	2010	2011	2012	2013	2014
Net borrowing	-5.4	-4.6	-3.9	-1.6	-0.1	0.2
Structural net borrowing (1)	-4.0	-3.3	-2.8	-0.6	0.6	0.5
Change in structural balance	0.4	-0.7	-0.5	-2.3	-1.2	0.1
Public Debt (2)	116.1	119.0	120.6	119.5	116.4	112.6
Net 2011-2014 fiscal package as a percentage of GDP			0.2	1.7	3.3	3.5
Memo item.: Economic and Financial Document
Net borrowing	-5.4	-4.6	-3.9	-2.7	-1.5	-0.2
Structural net borrowing (1)	-4.1	-3.5	-3.0	-2.2	-1.4	-0.5
Change in structural balance	0.5	-0.6	-0.5	-0.8	-0.8	-0.8
Public Debt	116.1	119.0	120.0	119.4	116.9	112.8
Nominal GDP (absolute figures in € millions)	1,519,702	1,548,816	1,582,216	1,622,375	1,665,018	1,714,013

1)	Structural: net of one-off measures and the cyclical component .
2)	Estimates include the impact of Italy’s contribution to the three-year support programme for Greece, based on the conditions fixed on 14 June 2011 and Italy’s share of the bonds issued by the EFSF vehicle up to August 31, 2011. Estimates do not include any bonds issued by the EFSF after August 31, 2011 or any contribution to the capital of the ESM starting from June 2013.

2	MINISTERO DELL’ECONOMIA E DELLE FINANZE

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

2.	THE ECONOMY: THE MACROECONOMIC FRAMEWORK

Over the last few months the worldwide recovery has gradually lost its momentum. In the second quarter, trade and global production slowed down compared to the growth rate in the first quarter of the year. In August, the Purchasing Manager Index (PMI) for the manufacturing industry was only slightly over the line into the growth territory (at 50.1 points) down by over 5 points compared to March. According to the main international organisations, the economies of leading industrialised countries show a significant cyclical weakening. These developments occur against a backdrop of recurring tensions in financial markets especially in the sovereign debt markets of the euro-area countries. In its Interim Assessment, the OECD estimated a GDP growth in G7 countries virtually equal to zero in the fourth quarter of this year. The European Central Bank in its monthly Bulletin cut the central figure of growth estimates for the euro area by 0.3 percentage points for the current year (from 1.9 per cent to 1.6 per cent) and by 0.4 per cent for 2012 (from 1.7 per cent to 1.3 per cent) compared to the estimates published last June.

Weaker growth was seen in the euro area already in the second quarter, with a GDP increase of 0.2 per cent over the previous quarter. Growth was 0.8 per cent in the first quarter.

Unlike the other countries in the euro area, the Italian economy posted a slight acceleration in GDP growth, which stood at 0.3 per cent of GDP in the second quarter compared to 0.1 per cent in the previous quarter. The most significant contribution to growth came from net foreign demand at 0.9 percentage points. Conversely, inventories decreased by 0.8 percentage points. Domestic demand net of inventories made a smaller contribution (0.2 percentage points). The most recent cyclical indicators point to substantial stagnation in the second half of the year.

Considering the most recent overall foreign and domestic developments, which translate into a weakening of macroeconomic prospects, Italy’s economy is estimated to grow by 0.7 per cent in 2011, 0.6 per cent in 2012 and at faster rates, i.e. 0.9 per cent in 2013 and 1.2 in 2014. Compared to the Economic and Financial Document (DEF) forecast, growth prospects are projected to worsen by approximately 2 percentage points over the whole 2011-2014 period.

The adoption of a stronger fiscal consolidation package - aimed at balancing the budget as early as 2013, a year earlier than stated in the policy commitment undertaken with the April DEF - was dictated by the need to counter the increasing spread between Italian government securities and those issued by other European countries.

While a fiscal consolidation package such as the one that has just been adopted is necessary for the reasons set out above, it can also adversely affect the level of economic activity in the short term through the usual transmission channels to private spending aggregates, though partly offset by the positive impact on growth which will become ever more substantial with the passing of time. Indeed, non-keynesian types of mechanisms

MINISTERO DELL’ECONOMIA E DELLE FINANZE	3

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

supporting growth may be at work, bringing about an improvement in expectations of economic agents, thereby reducing the negative impact on consumers and investors’ decisions against a backdrop of credible fiscal consolidation policies. It should be noted, moreover, that the fiscal package envisages measures to support growth that are likely to have a positive impact on the Italian economy’s potential.

The macroeconomic scenario outlined in this document takes into account both the international economic scenario and the whole range of factors at work in the fiscal package.

Taking a closer look at GDP growth projections, in the current year investment in machinery is growing by 3.2 per cent; the growth rate is expected to remain constant in the following three-year period (3.1 per cent).

A higher degree of weakness than anticipated in the DEF is seen in construction. Investment is expected to continue to be negatively affected by the real estate crisis, resulting in a contraction of 1.4 per cent in 2011 and 1.1 per cent in 2012. The most recent indicators show a weakening in production and transactions in the residential sector. A slight recovery is expected in the 2013-2014 period.

Household consumption is expected to slow down, as suggested by the most recent cyclical indicators. The medium-term labour market dynamics could be a risk factor affecting households’ consumption decisions.

Although export growth has been curbed in the short term by the slowdown in global demand, net foreign demand is expected to sustain GDP growth over the whole forecast period. In the April DEF the contribution of exports was null. The current account deficit of the balance of payments is expected to be 3.1 per cent of GDP in 2014, an improvement over previous years.

There are mixed signals from the labour market. The latest data show a weaker performance of labour supply, while the tendency to reduce utilisation of wage supplementation schemes (‘Cassa Integrazione Guadagni’, CIG) compared to 2010, continues. According to most recent data, the unemployment rate has now become stable at 8.0 per cent, below the euro-area rate (10.0 per cent).

Following the growth in employment registered in the second quarter and ISTAT’s upward revisions for the previous quarters, in the current year employed workers (measured in full-time equivalent) are expected to increase by 0.7 per cent, which is an improvement over the DEF estimate. Given a slight decline in labour supply, the unemployment rate is expected to stand at 8.2 per cent in 2011, thus on the decrease compared to the 2010 rate of 8.4 per cent, and to further decline to 8.0 per cent in 2014.

The compensation per employee, which is slowing down compared to 2010, is expected to grow by 1.8 per cent in 2011. At the end of July, agreements in force in the private sector were nearly 62 per cent. As a result of the combined effect of a moderate recovery in productivity and expectations of wage moderation, the unit labour cost is forecast to grow on average by 0.8 per cent in the 2012-2014 three year period.

Compared to the DEF estimates, inflationary pressure is higher. Consumer inflation for the current year was revised up due to raw material price hikes: the private consumption deflator is now estimated to increase by 2.6 per cent 2011, slowing down by 1.9 per cent in 2012 and 1.8 per cent in the following two-year period. An abatement of external pressure is believed to influence the slowdown in price increases.

4	MINISTERO DELL’ECONOMIA E DELLE FINANZE

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

TABLE 2: MACROECONOMIC FRAMEWORK (percentage change except otherwise stated)

	2009	2010	2011	2012	2013	2014
INTERNATIONAL EXOGENOUS VARIABLES
International trade	-10.7	12.3	6.5	5.7	6.5	6.5
Oil price (FOB Brent dollar/barrel)	61.7	80.2	113.0	115.4	115.4	115.4
Dollar/euro exchange rate	1.393	1.327	1.416	1.430	1.430	1.430
ITALY MACRO (VOLUMES)
GDP	-5.2	1.3	0.7	0.6	0.9	1.2
Imports	-13.7	10.5	3.0	3.2	3.5	4.0
Final domestic consumption	-1.1	0.6	0.7	0.4	0.4	0.7
- Resident household expenditure	-1.8	1.0	0.8	0.7	0.8	0.9
- General government expenditure and NPISH	1.0	-0.6	0.4	-0.5	-0.8	0.1
Gross fixed investment	-11.9	2.5	1.3	1.1	2.2	2.4
- Equipment, machinery and other items	-15.3	9.6	3.2	2.9	3.1	3.2
- Construction	-8.7	-3.7	-1.4	-1.1	1.1	1.3
Exports	-18.4	9.1	4.4	3.7	4.1	4.6
memo Item: BoP current account as a percentage of GDP	-2.0	-3.5	-3.8	-3.6	-3.3	-3.1
CONTRIBUTIONS TO GDP GROWTH (*)
Net exports	-1.3	-0.4	0.3	0.1	0.1	0.1
Inventories	-0.6	0.7	-0.2	0.0	0.0	0.0
Domestic demand net of inventories	-3.3	0.9	0.8	0.5	0.8	1.0
PRICES
Import deflator	-7.4	8.6	8.5	2.0	1.7	1.7
Export deflator	-1.4	4.9	5.9	2.5	2.1	2.0
GDP Deflator	2.3	0.6	1.4	1.9	1.8	1.8
Nominal GDP	-3.1	1.9	2.2	2.5	2.6	2.9
Consumption deflator	0.0	1.5	2.6	1.9	1.8	1.8
Planned inflation(**)	0.7	1.5	2.0	1.5	1.5	1.5
HICP indexnet of imported energy products(***)	1.2	1.1	2.3	2.0	1.9	1.9
LABOUR
Compensation per employee	1.7	2.0	1.8	1.2	1.5	1.6
Productivity (measured on GDP)	-2.4	2.0	0.0	0.5	0.5	0.8
Unit Labour cost (measured on GDP)	4.2	0.0	1.8	0.7	1.0	0.8
Employment (FTE)	-2.9	-0.7	0.7	0.1	0.3	0.4
Employment rate	7.8	8.4	8.2	8.1	8.1	8.0
Employment rate (15-64 age group)	57.5	56.9	57.0	57.2	57.6	57.9
Memo Item. Nominal GDP (absolute values millions of €)	1,519,702	1,548,816	1,582,216	1,622,375	1,665,018	1,714,013

(*)	Any inaccuracies are due to rounding off .
(**)	The 2011 data have been revised following the data update.
(***)	Source: ISTAT.

Note: The macroeconomic scenario has been drawn up on the basis of information available at 12 September 2011. Assumptions on oil prices and the dollar-euro exchange rate are based on the average of the 10 working days ending on 7 September 2011.

GDP and volume components (chain –linked volumes with reference year 2000), data not corrected for working days.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	5

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

3.	EU COUNCIL ECONOMIC POLICY RECOMMENDATIONS TO ITALY

As part of the European semester process, in July the Ecofin Council issued specific recommendations to Italy, based on assessments by the European Commission of Italy’s macroeconomic and fiscal situation as outlined in the Stability Program and the National Reform Program. The assessments considered both the priorities identified by the European Council of 24-25 March and the additional commitments undertaken under the Europlus Pact signed by the Heads of State and Government of the Euro area on March 7.

The Ecofin Council asked Italy to implement its fiscal consolidation plan so as to ensure correction of its excessive deficit. With a view to achieving this goal, Ecofin recommended using any untapped potential of fiscal policy to accelerate deficit and debt reduction towards the goal of a balanced budget in 2013 – 2014, with measures to be adopted by October 2011. In the same recommendations, Ecofin proposed the introduction of mechanisms - at all levels, including regionally and locally - to keep government spending in check.

The recommendation also suggested further economic policy measures aimed at: i) reducing labour market fragmentation, by changing workers’ social protection regulations, through a comprehensive reform of unemployment protection legislation and by increasing women’s labour market participation; ii) continuing the reform project, initiated in 2009, of collective bargaining in order to ensure that wages increase in line with increases in productivity, also considering the actual working conditions at local and at the firm level; iii) liberalising the services sector, especially professional services, iv) promoting SMEs’ access to equity markets by removing administrative obstacles and reducing costs; v) improving the regulatory framework for private investment in R&D by extending existing tax incentives and promoting venture capital; vi) accelerating co-funding procedures of the cohesion policy, with a view to increasing the absorption rate of EU funds and improving the quality of their use.

6	MINISTERO DELL’ECONOMIA E DELLE FINANZE

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

4.	PUBLIC FINANCE

4.1	KEY POINTS OF THE FISCAL PACKAGE

The fiscal package introduced during the summer months includes Law No. 111/2011 confirming Decree Law No. 98/2011 and Law No. 148/2011 confirming Decree Law No. 138/2011.

Overall, the net package adopted through these laws will reduce general government net borrowing by €2.8 billion in 2011, €28.3 billion in 2012, €54.3 billion in 2013 and €59.8 billion in 2014 with respect to unchanged legislation. In terms of GDP, the correction increases over the 2011-2014 period by 0.2 per cent in 2011, 1.7 per cent in 2012, 3.3 per cent and 3.5 per cent respectively in 2013 and 2014.

TABLE 3: IMPACT OF LAW NO. 111/2011 AND OF LAW NO. 148/2011 ON GENERAL GOVERNMENT NET BORROWING (in €mn and including induced effects)

	2011	2012	2013	2014
Revenues variation	2,603	20,676	35,406	38,816
Higher revenues	2,797	21,366	36,053	40,186
- of which: cut in tax expenditures and welfare benefits	0	4,000	16,000	20,000
Lower revenues	194	689	646	1,370
Expenditure variation	-237	-7,599	-18,859	-20,978
Higher expenditure	1,733	6,134	1,428	1,836
current	1,103	5,484	478	486
Capital	630	650	950	1.350
Lower expenditure	1,970	13,733	20,287	22,814
current	937	6,596	11,698	15.274
Capital	1,033	7,137	8,589	7.541
Net borrowing reduction	2,840	28,275	54,265	59,795

The revenues variation is largely due to cuts in tax expenditures and welfare benefits. More specifically, over the 2013-2014 period, if these measures are not considered, higher revenues amount to approximately € 20 billion a year, which is basically in line with the net spending cut.

The correction on the expenditure side increases over the 2011-2014 period from € 0.2 billion in the current year to almost € 21 billion in the last year of the forecast period. As far as spending is concerned, the package envisages cuts in current spending for a total of €27 billion over the 2011-2014 period as a sum of annual flows, as against a net reduction in capital espenditure slightly above €20 billion.

A breakdown by subsectors of general government bodies highlights the particularly large contribution of central government bodies in each of the financial years considered. Revenue measures contribute to this overall result. Over the whole forecast period, correction on the expenditure side in the subsectors of central and local government bodies reflects the percentage composition of general government primary expenditure in 2010 (the most recent year for which results are available).

MINISTERO DELL’ECONOMIA E DELLE FINANZE	7

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

TABLE 4: BREAKDOWN OF STABILISATION MEASURES BY SUBSECTORS (in €mn)

	2011	2012	2013	2014
GENERAL GOVERNMENT
Primary balance adjustment	2,840	28,275	54,265	59,795

CENTRAL GOVERNMENT	3,356	22,552	41,733	45,192
Adjustment on the revenue side	2,560	19,594	34,775	38,549
Adjustment on the expenditure side	795	2,958	6,958	6,643

LOCAL GOVERNMENT	-460	4,680	9,102	11,533
Adjustment on the revenue side	45	1,080	652	555
Adjustment on the expenditure side	-505	3,600	8,450	10,978

SOCIAL SECURITY FUNDS	-56	1,044	3,430	3,069
Adjustment on the revenue side	-3	3	-21	-288
Adjustment on expenditure	-53	1,041	3,451	3,357

Tables 5 and 6 show the details of the financial impact of the two laws.

Among the larger revenue items, the Decree Law No. 98/2011 envisages an increase in the stamp duty on securities deposit accounts and in the IRAP (regional tax on productive activities) rate on banks and insurance companies; starting from 2012 a provision confirming the excise duty increases introduced last June and changes in the carry-over provisions relating to losses in the financial year. In 2014, the increase in tax revenues is positively affected by a review of depreciation coefficients for tangible and intangibile assets. Over the 2011-2014 period, Decree Law No. 138/2011 assures further substantial revenues flowing from the 1 per cent increase in VAT (from 20 to 21 per cent) and from the harmonisation of tax rates on financial income to 20 per cent (except on government bonds and similar products, such as Interest Bearing Bonds, securities issued by other States, saving securities for southern Italy’s economy and complementary pension funds). Additional revenues will also flow from the increase in the IRES surcharge (IRES – Corporate income tax) on energy companies from 6.5 to 10.5 per cent, as well as from extending its application to include electricity and natural gas distribution companies.

Both laws contain provisions to fight against tax evasion. Their key measures envisage the involvement of municipalities in tax inspections; the reduction in bank secrecy through selective lists drawn up on the basis of information provided to the tax register by financial operators; an overhaul of regulations governing shell companies, as well as their extension to companies repeatedly reporting losses; a strengthening of the statistics-based tax assessment and the recently introduced requirement to include the social security number of the party and of his/her lawyers in judicial records; provisions relating to the requirement to inform the Italian Revenue Agency (Agenzia delle Entrate) of transactions that may be subject to VAT; as well as measures to streamline and strengthen financial investigations that can be widened to include insurance companies and bodies that may be required to respond to requests. In addition, tax evaders now face harsher penalties.

8	MINISTERO DELL’ECONOMIA E DELLE FINANZE

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

As regards tax collection, for sums owed by taxpayers in excess of fifty thousand euros, Decree Law No. 98/2011 abolished the guarantee requirement for entities making the tax claim in cases of tax assessment followed by compliance and judicial settlement. Larger revenues are also expected from the provisions streamlining privileges granted in the form of tax credits, by increasing their scope so as to collect tax credits more rapidly. In order to reduce litigation in cases where the Italian Revenue Agency serves a notice of payment for a sum not exceeding twenty thousand euros, a possibility has been introduced for settlement through mediation and easier terms are envisaged for unsettled tax disputes.

Additional revenues are expected to flow in from gaming and from the increases in excise taxes on processed tobacco products.

A substantial part of the larger revenues are obtained from streamlining existing tax expenditures and welfare benefits. Here the measures introduced by Decree Law No. 98/2011 have been supplemented by those in Decree Law No. 138/2011 which was adopted after it; both envisage that tax expenditures, exemptions and concessions listed in the annex to Decree Law No. 98/2011 be reduced by 5 per cent in 2012 and by 20 per cent starting in 2013. In terms of tax revenues, the provisions mean revenues will increase by €4 billion in 2012, €16 billion in 2013 and €20 billion as of 2014. They shall not be applied if legislative measures - with the same financial impact as the above-mentioned amounts – reorganising welfare spending or abolishing or reducing concessional tax treatment are passed by September 30, 2012. Moreover, a safeguard clause has been envisaged, whereby the Prime Minister by Decree may adjust indirect tax rates provided they have the same impact.

The correction on the expenditure side is mainly obtained by cutting the financial endowment of ministries, the programmes of local authorities as well as health-care and welfare benefits. Here, too, the provisions introduced by Decree Law No. 98/2011 have been further strengthened through the package adopted in August.

The overall spending cuts of ministries amount to €7 billion in terms of net expenditure in 2012, €6 billion in 2013 and €5 billion as of 2014. How the spending cuts are shared out among the various ministries will be laid down by Decree to be issued by the Prime Minister by September 25; the decree will also quantify the impact on the government budget (net balance to be funded). Each ministry can make proposals to reallocate the cuts envisaged in the decree, except for the funds allotted to finance universities, research and school education, the single fund for the entertainment industry and the resources for the preservation of the cultural heritage, as well as funds for the share to be paid to the Fund for underutilised areas allotted to regional programmes.

Under Decree Law No. 98, additional spending cuts will be ensured by provisions that transform the sums set aside under the 2011 Stability Law into actual savings to safeguard the financial impact of allocating rights relating to radio and television frequencies. The fiscal package also envisages that the period for administrative lapse of current expenditure arrears of the government budget shall be reduced from three to two years and provides for measures relating to civil servants. The latter envisage, through provisions to be defined in ad-hoc regulatory measures which will mainly have a financial impact in 2014, a) the prolongation of already existing spending-cut measures, with particular reference to those in Decree Law No. 78 of 2010, and b) the introduction of other provisions aimed at cutting spending - affecting staff numbers and their compensation.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	9

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

The overall measures envisage that local governments shall contribute to the fiscal correction by complying with the rules of the domestic stability pact for a total amount of €4.2 billion in 2012 and €6.4 billion as from 2013. In 2012 alone, part of the package of measures that had originally been envisaged for local government bodies was corrected by Decree Law No. 138/2011 by an amount equal to the higher revenues expected to flow from the IRES surcharge on energy companies. In order to factor in the different budgetary positions of individual bodies starting from the same year and with a view to sharing out among the various bodies the burden of meeting the fiscal targets, local government bodies shall be divided into four categories according to a set of virtuousity criteria; those ranked in the most virtuous category shall be excluded from burden-sharing.

The provisions to contain health spending achieve savings of € 2.5 billion in 2013 and of €5 billion as of 2014. An agreement between the State and the Regional authorities to be signed by April 30, 2012 shall lay down the saving percentage to be achieved in each expenditure area (goods and services, pharmaceuticals, medical devices, prescription charges to be paid by citizens) in order to meet the targets set in the package. If no agreement is signed by that date the percentage saving envisaged by the mentioned provisions shall apply.

Measures affecting welfare ensure an overall contribution to the package of about € 1 billion in 2012, €3.5 billion in 2013 and €3.3 billion in 2014. Additional larger savings are expected in later years from a) the progressive increase in the retirement age of women in the private sector, with a rising impact in terms of cutting expenditure as from 2015 (€ 2,690 million in 2021) and b) the adjustment of the retirement age to changes in life expectancy for entitlement to an ordinary old age pension as well as for entitlement to early retirement and a minimum pension, which is to begin in 2013 instead of at a later date as previously envisaged (€ 1,214 million in 2021).

For the 2012-2013 period, Decree Law No. 98/2011 envisages (i) the abolition of cost-of-living indexation of pension benefits that are five times higher than the minimum pension paid out by INPS, escluding the fraction of pension benefits that is three times lower than the minimum pension to which indexation of 70 per cent is in any case applied; (ii) for those who are eligible for pension benefits from 2012 having paid pension contributions for 40 years, a further deferral (up to three months) of the date at which they become eligible.

Again with regard to pension benefits, Decree Law No. 138/2011 establishes that for employees of schools and universities that would be entitled to receiving pension benefits as of January 1, 2012, retirement shall be delayed to the beginning of the following school or academic year within the calendar year in which they would become eligible for their pension benefits, instead of from the beginning of the calendar year. Further savings will be achieved as a result of the 24-month postponement (instead of 6 months as had previously been envisaged) of disbursement of severance pay to those who would become eligible for pension benefits as from 2012 to pension benefits through early retirement (except the 40-year seniority channel) and a 6-month deferral for those eligible for an old-age pension or those who have paid pension contributions for 40 years.

10	MINISTERO DELL’ECONOMIA E DELLE FINANZE

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

Moreover, the two laws envisage measures to sustain economic development including expansionary measures as well as legislative and regulatory measures.

On the expenditure side, the endowment for the structural economic policy programmes (Fondo per gli interventi strutturali di politica economica (ISPE)) has been increased by €0.8 billion in 2011 and €4.9 billion in 2012. In addition, a share of the resources appropriated through the previous stability law has been allotted to the road and rail infrastructure fund.

On the revenue side, concessional tax rates on workers’ incomes as well as tax abatements for the contributions paid by private-sector employees and employers are guaranteed also in 2012 for companies having improved competitiveness at a firm level. Tax exemptions are also envisaged to encourage the flow of venture capital to start-ups that excel in terms of technology and innovation, through the use of mutual funds in line with the guidelines set out by the Commission in its ‘Europe 2020’ communication.

Measures have also been introduced to regulate and reorganise road transport, through the establishment of the Agency for road and motorway infrastructure, tasked with planning the construction of new roads as well as upgrading the existing network, identifying tariffs for motorway concessions, as well as its supervision and regulation.

Provisions have been introduced relating to the efficiency of the judicial system, including through the drawing up of annual management programmes of pending civil, administrative and tax cases by the heads of judicial offices that specifically aim at shortening the time needed to settle cases and identify priority criteria for hearing them. In addition, the Government has been delegated to issue, within 12 months after the entry into force of Decree Law No. 138, one or more legislative decrees on the reorganisation of judicial offices and their distribution on the territory, with a view to achieving savings and increasing efficiency.

Again within twelve months since the entry into force of Decree Law No. 138/2011, professional organisations shall be overhauled through the introduction of liberalisation criteria, life-long training, apprenticeships, exemptions from professional fees, insurance requirements to be paid by professionals, local bodies with disciplinary functions, informative advertising. Restrictions on access to economic activities currently envisaged by law are abolished, except those relating to taxi services and some categories of vehicles for rent as well as those relating to functions linked to the protection of human health.

Provisions have been introduced to spur competition in local public services through the liberalisation by local governments of all economic activities, while recognising the principle of universal access to services. If local governments choose to grant exclusive rights, the latter are to be awarded through a public tendering process.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	11

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

TABLE 5: IMPACT OF LAW NO. 111/2011 (CONFIRMING DECREE LAW NO. 98/2011) ON KEY SECTORS AFFECTED (figures are in €mn and include induced effects)

	2011	2012	2013	2014
FREEING FUNDS	4,028	10,162	26,268	50,857
Higher revenues	2,065	7,083	13,807	29,540
Higher stamp duty on deposit accounts	725	1,323	3,800	2,525
Increase in excise duties	0	2,092	2,002	2,041
IRAP 0.75 p.p. increase on banks and 2 p.p. on insurance companies	0	912	493	493
Revision of depreciation coefficients	0	0	0	1,312
Abolition of the guarantee requirement for entities making tax claim	0	300	400	400
Change of art. 84 TUIR – Carry over of losses	0	471	269	269
Regulations on self-assessment	0	95	362	375
Streamlining of tax credit privileges	0	200	300	300
Streamlining of processes for imposing sanctions	0	137	137	137
Report of VAT transactions through credi cards, debit cards and pre-paid cards	0	175	188	150
Mediation and easier terms for unsettled tax disputes	113	78	103	103
Streamlining and strengthening of financial investigations	0	100	100	100
Regulation on social security number in court records	0	45	358	341
Depreciation of goods given away for free	0	282	93	71
Revenues from gaming	443	481	501	501
Realignment of tax basis and balance sheet figures relating to intangibile assests	544	0	0	0
Fewer burdens for artisan firms	0	0	297	0
Cut in tax expenditures and welfare benefits	0	0	4,000	20,000
OTHER	241	392	405	422
Lower expenditure	1,963	3,079	12,461	21,317
Cut in ministries’ budgets	0	1,000	3,500	5,000
Linear cuts in ministries (broadband auction)	1,700	400	300	0
Domestic stability pact	0	0	3,200	6,400
Streamlining health expenditure	0	0	2,500	5,000
Action on welfare	0	611	1,363	1,880
Reduction from three to two years of administrative lapse of expenditure arrears	0	500	500	500
Road infrastructure fund	0	250	500	800
Reallocation of various funds	150	252	392	492
Regulations on public sector employees	0	0	64	1,104
OTHER	114	66	142	142
USE OF FUNDS	1,920	4,584	1,862	2,885
Lower revenues	194	474	521	1,245
Lower burdens on artisan firms	180	216	0	0
Realignment of tax basis and balance sheet figures relating intangibile assets	0	16	16	240
Induced impact of measures on welfare and the public sector	6	202	471	976
OTHER	8	40	35	29
Higher expenditure	1,726	4,110	1,340	1,640
ISPE fund	835	2,850	0	0
Local public transport	400	400	400	400
Infrastructure fund	0	250	500	800
Shareholdings in banks and International funds	200	0	0	0
Increase in the national health fund	105	0	0	0
Virtuous local authorities	0	200	0	0
OTHER	186	410	440	440
IMPACT ON PRIMARY BALANCE	2,108	5,578	24,406	47,972

12	MINISTERO DELL’ECONOMIA E DELLE FINANZE

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

TABLE 6: IMPACT OF LAW NO. 148/2011 (CONFIRMING DECREE LAW NO. 138/2011) FOR KEY SECTORS AFFECTED (figures are in €mn and include induced effects)

	2011	2012	2013	2014
FREEING OF FUNDS	739	24,937	30,072	12,143
Higher revenues	732	14,283	22,246	10,646
Cut in tax expenditures and welfare benefits	0	4,000	12,000	0
Solidarity contribution for incomes above € 300,000	0	269	269	269
VAT increase (from 20% to 21%)	700	4,236	4,236	4,236
Delegation on gaming revenues and excise duties on tobacco	0	1,500	1,500	1,500
Financial income	0	1,421	1,534	1,915
Self assessment	32	330	231	231
Application of regulations governing front companies to firms consistently making a loss	0	170	226	226
Report to tax authorities by financial operators	0	186	611	715
Criminal regulations	0	210	458	408
IRES surcharge on energy companies	0	1,800	900	900
OTHER	0	161	282	246
Lower expenditure	7	10,654	7,826	1,497
Cut in ministries’ budgets	0	6,000	2,500	0
Domestic stability pact	0	4,200	3,200	0
Action on welfare	0	430	2,096	1,497
OTHER	7	24	30	0
USE OF FUNDS	7	2,239	213	321
Lower revenues	0	215	125	125
Tax deductibility of solidarity contribution for incomes above € 300,000	0	-215	-125	-125
Higher expenditure	7	2,024	88	196
ISPE Fund	0	2,000	0	0
Regulations on utilities owned by local authorities	0	0	50	150
OTHER	7	24	38	46
IMPACT ON PRIMARY BALANCE	732	22,698	29,859	11,822

4.2	PUBLIC FINANCE FRAMEWORK

The decision to adopt a fiscal package worth more than the one proposed at European level was dictated by the need, felt in the summer months, to counter the increasing difference in the spread between Italian securities and those issued by other countries of the euro area.

The spending cut measures adopted in the two decree laws ( No. 98/2011 and No. 138/2011) will bring down to zero the year-on-year deficit envisaged in the 2011 Economic and Financial Document, with reductions equal to 2.7 and 2.6 per cent of GDP over the 2013-2014 period, leading to a balanced budget a year earlier than had been predicted in the Economic and Financial Document.

Thanks to the fiscal package, the deficit should stand at 0.1 per cent of GDP in 2013, while forecasts predict a budget surplus of 0.2 per cent in 2014. The primary surplus is expected to increase gradually from 0.9 per cent of GDP in the current year to 5.7 per cent in 2014. The balances profile reflects the positive effect of cutting tax expenditures and welfare benefits on revenues, which for the time being has not been factored in since a more accurate calculation of the reduction is expected as a result of the safeguard mechanism envisaged by the clause aimed at securing the corrective action. The tax burden, net of the cut in tax expenditures and welfare benefits, is forecast to grow by one percentage point of GDP between 2010 and 2014. Table 7 shows the account of general government for the years from 2011 to 2014, updated in the light of existing legislation and trends expected in the macroeconomic scenario and in monitoring activities.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	13

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

TABLE 7a: GENERAL GOVERNMENT ACCOUNT AT UNCHANGED LEGISLATION (in €mn)

	2009	2010	2011	2012	2013	2014
EXPENDITURE
Employees compensations	171,026	171,905	171,125	170,693	170,774	170,839
Gross compensation	121,255	121,673	120,724	120,270	120,192	120,292
Social security contributions paid by employers	49,771	50,232	50,401	50,423	50,582	50,547
Intermediate consumption	136,177	137,009	137,328	138,363	136,666	138,820
Welfare benefits	291,468	298,199	306,253	313,329	321,889	333,559
Pensions	231,333	236,931	244,630	252,089	259,420	268,750
Other welfare benefits	60,135	61,268	61,623	61,240	62,469	64,809
Other current expenditure	62,260	62,349	60,518	57,340	57,197	57,968
Total of current expenditure net of interest	660,931	669,462	675,224	679,725	686,526	701,186
(as % of GDP)	43.5	43.2	42.7	41.9	41.2	40.9

Interest paid	70,408	70,152	76,593	85,806	90,792	94,302
(as %of GDP)	4.6	4.5	4.8	5.3	5.5	5.5
Total current expenditure	731,339	739,614	751,817	765,531	777,318	795,488
Of which: Health expenditure	110,435	113,457	114,941	117,391	119,602	121,412

Total capital expenditure	66,140	53,899	47,872	40,935	38,921	40,303
Gross fixed investment	38,060	31,879	30695	25,143	23,689	24,674
Capital account contributions	23,822	20,442	17,642	13,647	13,120	13,969
Other transfers	4,258	1,578	-465	2,145	2,112	1,660

Total final expenditure net of interest	727,071	723,361	723,096	720,660	725,447	741,489
Total final expenditure	797,479	793,513	799,689	806,466	816,239	835,791
REVENUES
Total tax revenues	441,112	445,416	457,144	488,496	503,762	516,498
Direct taxes	222,857	225,494	230,155	245,258	252,233	259,433
Indirect taxes	206,000	216,530	225,227	242,664	250,951	256,481
Capital account taxes	12,255	3,392	1,762	574	578	584
Social security Contributtions	213,542	214,508	218,017	222,430	226,773	231,963
Actual	209,359	210,460	213,898	218,250	222,534	227,663
Deemed	4,183	4,048	4,119	4,180	4,239	4,300
Other current revenues	57,692	58,583	58,991	60,666	62,066	63,750
Total current revenues	700,091	715,115	732,390	771,018	792,023	811,627

Capital account revenues other than tax revenues	3,392	3,795	3,869	5,578	5,948	6,419

Total final revenues	715,738	722,302	738,021	777,170	798,549	818,630
memo item tax burden	43.1	42.6	42.7	43.8	43.9	43.7
Cut in tax expenditures and welfare benefits				4,000	16,000	20,000
BALANCES
Primary balance	-11,333	-1,059	14,925	60,510	89,102	97,141
(as % of GDP)	-0.7	-0.1	0.9	3.7	5.4	5.7
Current balance	-31,248	-24,499	-19,427	9,487	30,705	36,139
(as % of GDP)	-2.1	-1.6	-1.2	0.6	1.8	2.1
Net borrowing	-81,741	-71,211	-61,668	-25,296	-1,690	2,839
(as % of GDP)	-5.4	-4.6	-3.9	-1.6	-0.1	0.2
Nominal GDP	1,519.7	1,548.8	1,582.2	1,622.4	1,665.0	1,714.0

14	MINISTERO DELL’ECONOMIA E DELLE FINANZE

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

TABLE 7b: GENERAL GOVERNMENT ACCOUNT AT UNCHANGED POLICY (as a percentage of GDP)

	2009	2010	2011	2012	2013	2014
EXPENDITURE
Employees compensation	11.3	11.1	10.8	10.5	10.3	10.0
Gross compensation	8.0	7.9	7.6	7.4	7.2	7.0
Social security contributions paid by employers	3.3	3.2	3.2	3.1	3.0	2.9
Intermediate consumption	9.0	8.8	8.7	8.5	8.2	8.1
Welfare benefits	19.2	19.3	19.4	19.3	19.3	19.5
Of which: Pensions	15.2	15.3	15.5	15.5	15.6	15.7
Other welfare benefits	4.0	4.0	3.9	3.8	3.8	3.8
Other current expenditure	4.1	4.0	3.8	3.5	3.4	3.4
Total current expenditure net of interest	43.5	43.2	42.7	41.9	41.2	40.9

Interest paid	4.6	4.5	4.8	5.3	5.5	5.5

Total current expenditure	48.1	47.8	47.5	47.2	46.7	46.4
Of which: Health expenditure	7.3	7.3	7.3	7.2	7.2	7.1

Total capital expenditure	4.4	3.5	3.0	2.5	2.3	2.4
Gross fixed investment	2.5	2.1	1.9	1.5	1.4	1.4
Capital account contributions	1.6	1.3	1.1	0.8	0.8	0.8
Other transfers	0.3	0.1	0.0	0.1	0.1	0.1

Total final expenditure net of interest	47.8	46.7	45.7	44.4	43.6	43.3
Total final expenditure	52.5	51.2	50.5	49.7	49.0	48.8
REVENUES
Total tax revenues	29.0	28.8	28.9	30.1	30.3	30.1
Direct taxes	14.7	14.6	14.5	15.1	15.1	15.1
Indirect taxes	13.6	14.0	14.2	15.0	15.1	15.0
Capital account taxes	0.8	0.2	0.1	0.0	0.0	0.0
Social security contributions	14.1	13.8	13.8	13.7	13.6	13.5
actual	13.8	13.6	13.5	13.5	13.4	13.3
deemed	0.3	0.3	0.3	0.3	0.3	0.3
Other current revenues	3.8	3.8	3.7	3.7	3.7	3.7
Total current revenues	46.1	46.2	46.3	47.5	47.6	47.4

Capital account revenues other than tax revenues	0.2	0.2	0.2	0.3	0.4	0.4

Total final revenues	47.1	46.6	46.6	47.9	48.0	47.8
memo item. tax burden	43.1	42.6	42.7	43.8	43.9	43.7
Cut in tax expenditures and welfare benefits				0.2	1.0	1.2
BALANCES
Primary balance	-0.7	-0.1	0.9	3.7	5.4	5.7
Current account balance	-2.1	-1.6	-1.2	0.6	1.8	2.1
Nel borrowing	-5.4	-4.6	-3.9	-1.6	-0.1	0.2

MINISTERO DELL’ECONOMIA E DELLE FINANZE	15

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

TABLE 7c: GENERAL GOVERNMENT ACCOUNT AT UNCHANGED LEGISLATION (percentage change)

	2010	2011	2012	2013	2014
EXPENDITURE
Employees’ compenstion	0.5	-0.5	-0.3	0.0	0.0
Of which: Gross compensation	0.3	-0.8	-0.4	-0.1	0.1
Social securiy contributions paid by employers	0.9	0.3	0.0	0.3	-0.1
Intermediate consumption	0.6	0.2	0.8	-1.2	1.6
Welfare benefits	2.3	2.7	2.3	2.7	3.6
Of which: Pensions	2.4	3.2	3.0	2.9	3.6
Other welfare benefits	1.9	0.6	-0.6	2.0	3.7
Other current expenditure	0.1	-2.9	-5.3	-0.2	1.3
Total current expenditure net of interest	1.3	0.9	0.7	1.0	2.1

Interest paid	-0.4	9.0	10.2	7.2	3.9

Total current expenditure	1.1	1.6	1.6	1.7	2.3
Of which: Health expenditure	2.7	1.3	2.1	1.9	1.5

Total capital account expenditure	-18.5	-11.2	-14.5	-4.9	3.6
Of which: Gross fixed investment	-16.2	-3.7	-22.4	-4.3	8.2
Capital account contributions	-14.2	-13.7	-15.2	-6.4	-0.3
Other transfers	-62.9	-129.5	-561.3	-1.5	-21.4

Total final expenditure net of interest	-0.5	0.0	-0.3	0.7	2.2
Total final expenditure	-0.5	0.8	0.7	1.3	2.4
REVENUES
Total tax revenues	1.0	2.6	6.9	3.1	2.5
Of which: Direct taxes	1.2	2.1	6.6	2.8	2.9
Indirect taxes	5.1	4.0	7.7	3.4	2.2
Capital account taxes	-72.3	-48.0	-67.4	0.9	0.9
Social security contributions	0.5	1.6	2.0	2.0	2.3
Of which: actual	0.5	1.6	2.0	2.0	2.3
deemed	-3.2	1.8	1.5	1.4	1.4
Other current revenues	1.5	0.7	2.8	2.3	2.5
Total current revenues	2.1	2.4	5.3	2.7	2.5

Capital account revenues other than tax revenues	11.9	1.9	44.2	6.6	7.9

Total final revenues	0.9	2.2	5.3	2.8	2.5

Over the 2010-2014 period, as a result of the corrective action adopted, total revenues go up from 46.6 per cent of GDP in 2010 to 47.8 percent of GDP in 2014, while final expenditure net of interest decreases by 3.6 percentage points of GDP down from 46.7 to 43.3 per cent; more specifically, current expenditure, net of interest, goes down by 2.3 GDP points. Debt servicing has an incidence on GDP basically similar to that envisaged in the 2011 Economic and Financial Document in the year-on-year scenario, increasing from 4.5 per cent in 2010 to 5.5 per cent in 2014, especially due to the recent turbulence in financial markets and its ripercussions on the structure of interest rates of government bonds.

The debt to GDP ratio is expected to have the same profile as the forecast in the 2011 Economic and Finance Document, even though the decline in 2013 and 2014 is more marked.

16	MINISTERO DELL’ECONOMIA E DELLE FINANZE

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

While in the current year the ratio should hover around 120.6 per cent compared to 120.0, which was forecast in the Economic and Financial Document, following the downward revision of growth projections and a very small decline in the growth of the debt stock compared to the latest forecast1, the Economic and Financial Document prediction has basically been confirmed for 2012, with the ratio reaching 119.5 per cent: debt growth, definitely lower due to the overall corrective fiscal package agreed during the summer, is fully offset by the downward revision of economic growth forecasts in nominal terms. Conversely, in the last two years of the forecast period, the improvement in the primary balance means that debt can follow a faster downward path than predicted in the Economic and Financial Document and that the expenditure forecast is basically consistent with what was anticipated in the above-mentioned document2.

TABLE 8: UPDATED SYNOPTIC OUTLINE OF PUBLIC FINANCE (as a percentage of GDP)

		2009	2010	2011	2012	2013	2014
NET BORROWING	(EFD Update) (2011 EFD)	-5.4 -5.4	-4.6 -4.6	-3.9 -3.9	-1.6 -2.7	-0.1 -1.5	0.2 -0.2

INTEREST	(EFD Update) (2011 EFD)	4.6 4.6	4.5 4.5	4.8 4.8	5.3 5.1	5.5 5.4	5.5 5.6

PRIMARY BALANCE	(EFD Update) (2011 EFD)	-0.7 -0.7	-0.1 -0.1	0.9 0.9	3.7 2.4	5.4 3.9	5.7 5.2

STRUCTURAL BALANCE(1)	(EFD Update) (2011 EFD)	-4.0 -4.1	-3.3 -3.5	-2.8 -3.0	-0.6 -2.2	0.6 -1.4	0.5 -0.5

DEBT (2)	(EFD Update) (2011 EFD)	116.1 116.1	119.0 119.0	120.6 120.0	119.5 119.4	116.4 116.9	112.6 112.8

STATE SECTOR BALANCE	(EFD Update) (2011 EFD)	-5.6 -5.6	-4.3 -4.3	-4.1 -4.1	-1.7 -2.8	0.4 -1.0	0.7 0.2

PUBLIC SECTOR BALANCE	(EFD Update) (2011 EFD)	-5.8 -5.8	-4.4 -4.4	-4.3 -4.2	-1.8 -2.9	0.3 -1.1	0.7 0.2

1)	Cyclically adjusted and net of one-off measures .
2)	Estimates include the impact of Italy’s contribution to the three-year support programme for Greece based on the terms fixed on June 14, 2011 and Italy’s share of the issues made by the EFSF vehicle up to August 31, 2011. Estimates do not include: any bonds issued by the EFSF vehicle after August 31, 2011; any contributions to be paid into the capital of the ESM vehicle as of June 2013.

To complete the 2012-2014 fiscal adjustment enacted in July and August, the Government intends to link provisions in the following areas:

-	Infrastructures
-	Liberalisation and privatisation
-	Measures for the South

[1]

The 2011 data do not consider the additional issuances made by the EFSF vehicle after the Economic and Financial Document was published. As is known, these issuances have an impact on the debt of each country in the euro area which is proportionate to its guarantee share.

[2]

It should be noted, however, that in the Economic and Financial Document debt-to-GDP forecasts were based on the assumption that the repayment of loans granted to Greece would be disbursed as of 2013. After the agreements made at EU level on June 14 2011 those disbursement have been postponed and have therefore not been included in the forecast period, which renders the debt-reduction process slightly less marked in the 2013-2014 period.

MINISTERO DELL’ECONOMIA E DELLE FINANZE	17

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

TABLE 9: ONE-OFF MEASURES (in €mn)

			FORECASTS
	2009	2010	2011	2012	2013	2014
Total one-off measures	10,017	3,451	3,189	731	775	970
% of GDP	0.7	0.2	0.2	0.0	0.0	0.1
- a) Revenues	12,856	4,097	1,819	281	135	120
% of GDP	0.8	0.3	0.1	0.0	0.0	0.0
- Various substitutive taxes	705	1,270	38	261	125	120
- Capital repatriation	5,013	656	5	0	0	0
- Amnesty on illegal building	65	59	30	20	10	0
- E.U. contribution for the Abruzzo earthquake	494	0	0	0	0	0
- Realignment of budget figures to IAS standards	6,579	2,112	1,746	0	0	0
- b) Expenditure	-4,058	-1,712	170	-900	-360	-50
% of GDP	-0.3	-0.1	0.0	-0.1	0.0	0.0
- VAT on company	-243	-77	-40	0	0	0
- Low income tax offset DL NO. 185/2008	-1,522	0	0	0	0	0
- Abruzzo : concessional loans tax credit	0	-2	-50	-50	-50	-50
- Abruzzo earthquake aid programs	-951	-1,457	-1,700	-750	-250	0
- dividends to be paid	-405	-176	-200	-100	-60	0
- Buyback of real estate + SCIP2 losses	-938	0	0	0	0	0
- radiofrequency usage rights	0	0	2,400	0	0	0
- tax offsets for broadcasters	0	0	-240	0	0	0
- c) sale of real estate	1,219	1,066	1,200	1,350	1,000	900
% of GDP	0.1	0.1	0.1	0.1	0.1	0.1
GDP(x 1.000)	1,520	1,549	1,582	1,622	1,665	1,714
Break down by subsectors
- Central government bodies	140	101	80	200	200	200
- Local government bodies	964	905	670	550	550	450
- Social Security Funds	115	60	450	600	250	250

Note: Inaccuracies due to rounding off.

The downward revision of growth projections for the 2011-2014 period causes the growth profile of potential output to drop compared to the Economic and Financial Document estimates. Potential growth hovers around 0.1 and 0.2 per cent in the years from 2010 to 2012. Starting from 2013 the potential growth rate should start rising, reaching 0.5 per cent in 2014, that is, 0.3 per cent below the DEF estimate.

Even though the output gap continues to remain in negative territory throughout the period considered, it is forecast to gradually shrink compared to the minimum level of 2009 and hover around -0.8 per cent in 2014. Hence, also the cyclical component which approximates the automatic change in tax revenues and the expenditure on safety nets due to economic fluctuations, should gradually shrink to -0.4 per cent of GDP in 2014.

In structural terms, the fiscal consolidation path shows significant acceleration compared to the DEF forecast of last April. The structural budget balance (i.e. net of the cyclical component and one-off measures) should continue to decrease by 0.5 percentage points in the current year and stand at -2.8 per cent of GDP in 2011. In the following years, thanks to the fiscal consolidation measures adopted by the Government, the structural balance is expected to shrink by 2.3 percentage points in 2012 and hover around -0.6 per cent of GDP, which comes close to a balanced budget and to Italy’s medium-term objective.

18	MINISTERO DELL’ECONOMIA E DELLE FINANZE

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

In the years from 2013 to 2014, structural fiscal consolidation is forecast to continue. The cyclically adjusted balance, net of one-off measures, is expected to post a surplus of approximately 0.5 per cent of GDP, which would leave substantial leeway in case of negative developments in the economic cycle.

TABLE 10: CYCLICALLY ADJUSTED BUDGET (as a percentage of GDP)

	2009	2010	2011	2012	2013	2014
GDP growth rate at constant prices	-5.2	1.3	0.7	0.6	0.9	1.2
Net borrowing	-5.4	-4.6	-3.9	-1.6	-0.1	0.2
Interest	4.6	4.5	4.8	5.3	5.5	5.5
Potential GDP growth rate	0.0	0.1	0.2	0.1	0.3	0.5
Contribution of factors to potential growth:
Employment	0.0	0.0	0.1	0.0	0.1	0.1
Capital	0.2	0.2	0.3	0.3	0.3	0.3
Total Factor Productivity	-0.1	-0.1	-0.1	-0.1	-0.1	0.0
Output gap	-4.1	-3.0	-2.5	-2.1	-1.5	-0.8
Cyclical component of the budget balance	-2.1	-1.5	-1.3	-1.0	-0.8	-0.4
Cyclically adjusted budget balance	-3.3	-3.1	-2.6	-0.5	0.7	0.6
Cyclically adjusted primary surplus	1.3	1.4	2.2	4.8	6.1	6.1
One-off measures	0.7	0.2	0.2	0.0	0.0	0.1
Budget balance net of one-off measures	-6.0	-4.8	-4.1	-1.6	-0.1	0.1
Cyclically adjusted budget balance net of one-off measures	-4.0	-3.3	-2.8	-0.6	0.6	0.5
Cyclically adjusted primary surplus net of one-off measures	0.7	1.2	2.0	4.7	6.1	6.0
Budget balance variation net of one-off measures	3.1	-1.2	-0.7	-2.5	-1.5	-0.3
Cyclically adjusted budget balance variation net of one-off measures	0.4	-0.7	-0.5	-2.3	-1.2	0.1

Note:Any inaccuracies are due to rounding off.

MEDIUM-LONG-TERM TRENDS IN ITALY’S PENSION SYSTEM

In application of the provisions in article 1, paragraph 5 of Law No. 335 of 1995, and taking into account of the changes in the regulatory framework with medium and long term effects that have followed the publication of the 2011 Economic and Financial Document (DEF), this box presents an outline of medium-to-long-term trends in pension expenditure as a percentage of GDP. The projections factor in the fertility, mortality and migration-flow assumptions underlying the baseline scenario developed by Istat (Italy’s statistical office) with 2007 as reference year. In particular, the projections assume: i) an increase in life expectancy to 2050 by 6.4 years for males and 5.8 years for women compared to 2005 figures3, ii) a fertility rate gradually converging to 1.58 and iii) a net flow of migrants slightly under 200,000 units per year.

As regards the macroeconomic scenario, in the long-term real GDP growth hovers around 1.5 per cent on a yearly average, which is basically in line with average increases in productivity per employee. The employment rate increases by over 8 percentage points in the group aged 15-64, up from 58.7 per cent in 2008 to 67.3 per cent in 2060. Growth projections for the 2011-2014 period are consistent with those in the macroeconomic scenario on which the 2011 Update of the Economic and Financial Document is based.

[3]

To ensure data are comparable to EU forecasts, the Istat demographic projections have been extended to 2060, by assuming a further increase in life expectancy of 1 and 0.8 years for males and females respectively; while keeping unchanged at the 2050 levels the fertility rate and migration flow. Ministry of the Economy and Finance – RGS (2011), Le tendenze di medio-lungo periodo del sistema pensionistico e socio-sanitario, Rapporto n. 12; Economic Policy Committee-European Commission (2009), The 2009 Ageing Report: Economic and Budgetary Projections for the EU-27 Member States (2008-2060).

MINISTERO DELL’ECONOMIA E DELLE FINANZE	19

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

At unchanged legislation the forecast shown in the table takes into account:

-	the impact of the review of transformation coefficients envisaged under art. 1, paragraph 11 of Law No. 335/95, as later amended and supplemented by art. 1, paragraphs 14 and 15 of Law No. 247/2007;

-	the impact of the provisions in Decree Law No. 78/2010, amended and confirmed into Law No. 122/2010, in Decree Law No. 98/2011, amended and confirmed into Law No. 111/2011 and Decree Law No. 138/2011, amended and confirmed into Law No. 148/2011.

These legislative changes have contributed to raising the average retirement age through: i) strengthening the system of starting dates for ordinary old-age pension payouts and early retirement benefits, ii) accelerating the process which increases age for ordinary old-age pension eligibility for women in the public sector, iii) gradual harmonisation of the statutory retirement age (for ordinary old-age retirement) of women in the private sector to that of men, as well as iv) the introduction, as of 2013, of the automatic mechanism to link the statutory retirement age to changes in life expectancy.

The ratio of pension spending to GDP, after increasing over the 2008-2010 period only as a result of the substantial slowdown of the ratio’s denominator due to the economic crisis, reaches the level of 15.5 – 15.6 per cent in the years from 2011 to 2015, a period characterized by a subdued rate of growth of the economy. Afterwards, pension spending decreases to reach 14.7 per cent of GDP in 2027. During that phase, the process of increasing the minimum eligibility requirements for early retirement (Law No. 243/2004, as later amended by Law No. 247/2007) and of introducing the same age for men and women for ordinary retirement - together with the latest action aimed at increasing the average pension eligibility age through the system of starting dates for the disbursement of pension benefits and through the adjustment of the retirement age to changes in life expectancy - dwarfs the initial expansionary effects induced by the change in the retirement age. In the 2028-2041 period, the ratio continues to grow as a result of the increase in the number of pensions and the simultaneous decline in the number of employed people; its financial impact is in any case limited by the more stringent requirements for early retirement eligibility introduced by: i) the already mentioned Law No. 243/2004 in the so-called mixed and contribution-based systems in addition to the earnings-related regime, and ii) the revision of disbursement starting dates, iii) the introduction of the same retirement age regardless of sex, and iv) the adjustment of the retirement age to changes in life expectancy. The increase in the number of pensions is to be ascribed to the gradual increase in life expectancy and the retirement of the baby-boom generation. The curve reaches 15.4 per cent in the 2042-2045 four - year period, goes down to 14.8 per cent in 2050 and finally stands at 13.5 per cent in 2060. The improvement in the ratio towards the end of the forecast period is essentially due to the shift from a mixed calculation system to a contribution-based system as well as to the gradual dying off of baby-boomers.

The dotted curve shows what the projections of the pension expenditure-to-GDP ratio would have looked like without the reforms that have been introduced after the 2011 DEF (Decree Law No. 98/2011, amended and confirmed into Law No. 111/2011 and Decree Law No. 138/2011, amended and confirmed into Law No.148/2011).

The comparison shows the savings in pension spending in terms of GDP, which increases from 2012 and reaches 0.6 percentage points of GDP around 2030. In the subsequent fifteen years,

20	MINISTERO DELL’ECONOMIA E DELLE FINANZE

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

savings hover around an average figure of about 0.3 percentage points, to then go down to zero in the final years of the forecast period. The cumulative effect in terms of containment is equal to around 12 percentage points of GDP by 2050.

Public spending on pensions (as a percentage of GDP)

The following is a synthetic outline of the existing regulatory framework, which considers the recent action taken on pensions that has helped to improve the medium-to-long term sustainability of public finance by making a contribution to reducing public-debt levels.

Ordinary old-age retirement. The Italian pension system provides for ordinary old-age retirement at 65 years of age for men and women working in the public sector (61 years in the 2010-2011 two-year period - increasing to 65 years of age as of January 1st, 2012) and at 60 for women working in the private sector, to be gradually brought into line with the age required for all other workers as of 2014, so that the new system will be fully operational in 2026. Once the eligibility requirements for ordinary retirement have been fulfilled, the actual payout of retirement benefits (and hence the actual age of pension eligibility) is further delayed by 12 months for employees and 18 months for self-employed workers (hence the minimum age for receiving pension benefits is 66 for male and female civil servants, 61 for female employees in the private sector and 61.5 years for self-employed women, for whom the minimum age increases over time as mentioned above, and 66.5 years for self-employed men).

Early retirement. Retirement at an age under that envisaged for ordinary old-age retirement is possible (so-called early retirement) in the following cases: if pension contributions have been paid for at least 40 years (regardless of the anagraphical age); if pension contributions have been paid for at least 35 years4; the age gradually increases from 60 in 2010 to 62 as of 2013 for employees and from 61 in 2010 to 63 as of 2013 for the self-employed. It is possible to be eligible for retirement one year before the above-mentioned ages provided pension contributions have been paid for at least 36 years.

[4]

This second possibility for women working in the private sector is basically encompassed over the short term by the possibility to become eligible for retirement at 60 (a retirement age which starting in 2013 will

MINISTERO DELL’ECONOMIA E DELLE FINANZE	21

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

In any case, if the requirements for early retirement are met, the actual payout of pension benefits (and hence the actual pension eligibility age) is further delayed by 12 months for employees and 18 months for the self-employed (so, for example, as of 2013, the minimum age for the payout of retirement benefits, provided pension contributions have been paid for 35 years, is 63 for employees and 64.5 years for the self-employed). For those eligible for a pension after having paid contributions for 40 years – regardless of the anagraphical age – payout is further delayed (in addition to the 12 months for employees and 18 months for the self-employed by an additional month for those who become eligible in 2012, by two more months for those who become eligible in 2013 and by three more months for those who become eligible as of 2014.

Adjustment of the statutory retirement age to increases in life expectancy. Starting in 2013, every three years the statutory age for eligibility for ordinary old-age retirement, early retirement or a social allowance is adjusted to gains in life expectancy at 65 years as established by Istat with reference to the previous three- year period. The process of adjusting the age for pension eligibility to reflect increases in life expectancy every three years falls within the scope of administrative action and ensures that deadlines are met and adjustments are applied. This is in line with the existing procedure concerning the updating of transformation coefficients under article 1, paragraph 6, of Law No. 335/1995. As regards the assessment of adjustments of the statutory retirement age to gains in life expectancy at 65, considering Istat’s baseline demographic scenario, it should be noted that the increase in age as from January 1st, 2013 is estimated to be equal to three months, as it absorbs the gain in life expectancy registered in the previous three-year period which was higher (four months) and which is equal to four months for adjustments up to about 2030, with successive shorter adjustments of approximately three months up to about 2050. This amounts to a cumulative adjustment, to 2050, equal to about three years and ten months. In any case, actual adjustments made by Istat ex post shall be applied.

Adjustment of benefits to increases in life expectancy and adequacy of benefits. Adjusting the statutory retirement age to increases in life expectancy, together with other recently adopted measures aimed at delaying the average retirement age, further strengthens the endogenous tools that are already present in the italian pension system to counter the financial impact of the demographic change, including – as regards the rules governing the calculation of pension entitlements in the mixed and contribution-based systems, the three-year update of the transformation coefficients. In addition to the financial impact in terms of savings, the above-mentioned measures also bring about an improvement in the level of benefits paid under the contribution-based system.

In sum, if one considers the most recent reforms of pension eligibility requirements, which start having an impact in 2008/2009, the following table shows the incidence of pension spending as a ratio of GDP at unchanged policy, with the legislation in force before the enactment of Decree Law No. 98/2011 (amended and confirmed into Law No. 111/2011) and Decree Law No. 138/2011 (amended and confirmed into Law No. 148/2011), with the legislation in force before the adoption of Decree Law No. 78/2010, amended and confirmed into Law No. 122/2010, and with the legislation applied before the entry into force of Law No. 243/2004. Overall, the adopted measures have brought about a significant reduction in the incidence of pension spending as be adjusted to gains in life expectancy and gradually increased starting in 2014 so as to be brought into line with the minimum retirement age for all workers) even though they may have paid pension contributions for a number of years significantly less than 35.

22	MINISTERO DELL’ECONOMIA E DELLE FINANZE

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

a ratio of GDP, which on average reaches 1.4 percentage points a year over the whole 2015-2040 period. In cumulative terms up to 2050, the above-mentioned measures translate into a cut of about 39 percentage points, 60 per cent of which to be ascribed to the combined impact of the provisions in Law No. 122/2010, No. 111/2011 and No. 148/2011.

Public spending on pensions (as a percentage of GDP with different regulatory assumption)

MINISTERO DELL’ECONOMIA E DELLE FINANZE	23

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

4.3	STATE BUDGET

TABLE 11: 2012-2014 STATE BUDGET (in € bn.)

	Balance			Forecasts			Average
	sheet		LB 2011				var. rates
	2010	LB 2011	Statement	2012	2013	2014	2012-2014
Tax revenues	421.6	414.4	422.1	450.7	466.3	476.1	2.8
% of GDP	27.2	26.2	26.7	27.8	28.0	27.8
Other revenues	63.7	35.8	34.4	44.0	44.5	44.6	0.7
% of GDP	4.1	2.3	2.2	2.7	2.7	2.6
FINAL REVENUES	485.3	450.2	456.5	494.7	510.8	520.7	2.6
% of GDP	31.3	28.5	28.9	30.5	30.7	30.4
CUT IN TAX EXPENDITURE AND WELFARE BENEFITS				4.0	16.0	20.0
TOTAL REVENUES	485.3	450.2	456.5	498.7	526.8	540.7	4.1
Current expenditure net of interest	380.9	364.5	367.7	374.5	371.1	367.0	-1.0
% of GDP	24.6	23.0	23.2	23.1	22.3	21.4
Interest	69.5	84.2	78.1	89.0	92.0	96.0	3.9
% of GDP	4.5	5.3	4.9	5.5	5.5	5.6
Capital account expenditure	52.3	42.1	42.9	37.4	46.8	39.7	5.0
% of GDP	3.4	2.7	2.7	2.3	2.8	2.3
FINAL EXPENDITURE	502.7	490.8	488.7	500.9	509.9	502.7	0.2
% of GDP	32.5	31.0	30.9	30.9	30.6	29.3
PUBLIC SECTOR SAVINGS	33.0	0.4	9.6	34.0	62.5	76.5
% of GDP	2.1	0.0	0.6	2.1	3.8	4.5
NET BALANCE TO BE FINANCED	-17.4	-40.6	-32.2	-2.2	16.9	38.0
% of GDP	-1.1	-2.6	-2.0	-0.1	1.0	2.2
PRIMARY SURPLUS	52.1	43.6	45.9	86.8	108.9	134.0
% of GDP	3.4	2.8	2.9	5.4	6.5	7.8
NET BALANCE TO BE FINANCED
EXCLUDING FINANCIAL
ITEMS	-13.7	-40.7	-31.0	-2.3	16.8	37.8
% of GDP	-0.9	-2.6	-2.0	-0.1	1.0	2.2
GDP	1,548.8	1,582.2	1,582.2	1,622.4	1,665.0	1,714.0

4.4	CONTENT OF THE DOMESTIC STABILITY PACT AND OF THE CONVERGENCE PACT

The contribution to the fiscal package by local authorities over the 2012-2014 three year period, to be implemented through the rules of the domestic stability pact, is governed by the regulations contained in Decree Law No. 78/20105, No.98/20116 and No. 138/20117. More specifically, the latter has changed the implementation timeline of the measures contained in Decree Law No. 98/2011, envisaging - for authorities subject to the domestic stability pact (regional, provincial and municipal authorities with a population of more than 5,000 inhabitants) - that the measures envisaged in Decree Law No. 98/2011 for the years 2013 and 2014 shall be implemented in 2012, a year earlier than scheduled.

Moreover, Decree Law No. 138/2011 envisages that in 2012 the contribution of local authorities in terms of borrowing requirements and net borrowing could be reduced

[5]	Decree LawNo. 78/2010 art. 14, paragraph 1.
[6]	Decree LawNo. 98/2011 art. 20, paragraph 5.
[7]	Decree Law No. 138/2011 art. 1, paragraphs 8 and 9.

24	MINISTERO DELL’ECONOMIA E DELLE FINANZE

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

by a total amount equivalent to the higher revenues expected in the current year from the increase in IRES on companies in the energy sector, estimated at € 1.8 billion8. A Decree of the Ministry of the Economy and Finance shall establish, in agreement with the Unified Conference, how the reduction shall be shared out among the different subsectors.

The contribution of local authorities to the fiscal package shall amount to €4.2 billion in 2012 and €6.4 billion in 2013 and 2014.

TABLE 12: CONTRIBUTIONS OF LOCAL AUTHORITIES TO THE FISCAL PACKAGE (in €mn)

	2012	2013	2014 e ss.
Savings through Decree Law No. 98/2011, art. 20, paragraph 5:
- Ordinary-status regional authorities		800	1,600
- Special-status regional authorities and autonomous regions		1,000	2,000
- Provinces		400	800
- Municipalities > 5,000 inhabitants		1,000	2,000
Decree Law 98/2011-		3,200	6,400
Savings through Decree Law No. 138/2011, art. 1, paragraph 8:
- Ordinary-status regional authorities	1,600	800
- Special-status regional authorities and autonomous provinces	2,000	1,000
- Provinces	700	400
- Municipalities > 5,000 inhabitants	1,700	1,000
Increase in IRES surcharge on energy companies	-1,800
Decree Law No. 138/2011	4,200	3,200
TOTAL	4,200	6,400	6,400

As of 2012, under Decree Law No. 98/20119, the contribution of regional and local authorities is shared out among them according to a system based on virtuosity, measured according to the following criteria: a) priority concern for convergence of historical expenditure and standard costs and requirements; b) respect for the domestic stability pact; c) incidence of staff compensation on current expenditure of the authority concerned, based on the ratio of staff numbers to resident population numbers, to functions performed, including outsourced functions, and local authority size d) financial autonomy; e) current account balance; f) percentage of coverage of the cost of services requested by individuals, in the case of local authorities; g) ratio of revenues resulting from actual engagement in the fight against tax evasion to tax revenues, in the case of regional authorities; h) actual participation of local authorities in the fight against tax evasion; i) ratio of current account revenues collected and assessed; l) sale of shareholdings in compliance with existing legislation. Decree Law No. 98/2011 also envisages that starting from the establishment of minimum service levels and the identification of service targets, the virtuosity criteria should also include qualitative and quantitative indicators relating to output levels of services provided10.

As of 2012, the system also envisages that local authorities should be ranked in four virtuosity classes, with rating based on the above criteria. The system also establishes that the local authorities ranked in the top virtuosity class11 should have a mixed balance (defined in terms of both financial and non financial accounts – so called ‘competenza

[8]	Decree Law No. 138/2011 art. 1, paragraph 12 and art. 7, paragraphs 1 to 6.
[9]	Decree Law No. 98/2011 art. 20, paragraph 2.
[10]	Decree Law No. 98 /2011 art. 20, paragraph 2bis.
[11]	Decree Law No. 98/2011 art. 20 paragraph 3

MINISTERO DELL’ECONOMIA E DELLE FINANZE	25

UPDATE OF THE 2011 ECONOMIC AND FINANCIAL DOCUMENT

mista’) equal to zero, while regional authorities ranked in the top class should reduce the average final 2007-2009 expenditure by the annual percentage set for the calculation of the 2011 target in Decree Law No. 112/2008. Moreover, virtuous local authorities shall benefit from a further reduction of € 200 million in their contribution to the 2012 fiscal package, whereas the local authorities ranked in the other three classes shall make a contribution offsetting the lower targets imposed on virtuous local authorities.

The new rules envisage the extension of the domestic stability pact constraints to a larger number of local authorities. Decree Law No. 138/2011 lays down that in-house companies should be subjected to the domestic stability pact and confers upon the local authorities that have a stake in their capital the power to supervise compliance with the domestic stability pact12. In addition, as of 2013, the rules of the stability pact shall also apply to municipalities with more than 1,000 inhabitants13 and, as from 2014, to the associations of municipalities formed by municipalities with less than 1,000 inhabitants14.

A new local pact has also been introduced envisaging that the overall targets for the authorities based in their regions may be set by every regional authority in agreement with the Central Government, subject to a previous agreement within the Council of Local Authorities (Consiglio delle autonomie locali), and, failing that, with the representatives of the regional ANCI and UPI15.

The rules of the local pact do not encroach upon existing regulations on penalties imposed on authorities that do not meet the domestic stability pact targets, nor interfere with monitoring or the October 31 deadline for submitting the reallocation of targets. A Decree of the Ministry of the Economy and Finance, agreed with the Unified Conference, shall lay down how the local pact is to be implemented.

Lasty, in order to encourage infrastructural investment, Decree Law No. 138/2011 envisages that capital expenditure up to an amount equivalent to the sale of shareholdings in companies providing local public services that are economically important, or up to € 250 million in 2013 and 201416, shall not be subject to the domestic stability pact. For the same reason, the Decree provides for an additional exemption, within limits to be determined by interministerial decree, for expenditure resulting from national co-funding of EU funds17.

[12]	Decree Law No. 138/2011 art. 4 paragraph 14:
[13]	Decree Law No. 138/2011 art. 16 paragraph 31
[14]	Decree Law No.138/2011 art. 16, paragraph 5
[15]	Decree Law No. 98/2011 art. 20, paragraph 1.
[16]	Decree Law No. 138/2011 art.5, paragraph 1.
[17]	Decree Law No. 138/2011 art. 5 bis.

26	MINISTERO DELL’ECONOMIA E DELLE FINANZE